UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

March 1, 2004

TDC A/S
(Exact name of registrant as specified in its charter)

16 KANNIKEGADE AARHUS C DENMARK
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On November 4, 2003 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated November 4, 2003

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
March 1, 2004 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations

Earnings Release 2003 & 4Q 2003

March 1, 2004

2003 results better than expected - further increase of 11.5% in net income in 2004.

Highlights 2003

EBITDA was DKK 15.3bn, up 6.8%

EBITDA margin was 30.4%, up from 28.0%

Capex totaled DKK 6,631m, a 13.9% reduction

EBITDA less Capex totaled DKK 8.7bn, up 30.9%

Net income1 of DKK 2,466m, up 13.7%

Outlook

Outlook for 2004: Net revenues of DKK 50.9bn, EBITDA of DKK 15.9bn and net income1 of DKK 2.75bn.

1) Excluding one-time items and fair value adjustments.

TDC Group, Income Statements

DKKm	2002	2003	Change
			in %
Net revenues	51 155	50 263	(1,7)
Total revenues	53 477	52 355	(2,1)
Total operating expenses	(39 164)	(37 068)	5,4
EBITDA[1]	14 313	15 287	6,8
Depreciation, amortization and write-downs	(9 178)	(9 328)	(1,6)
EBIT[2]	5 135	5 959	16,0
One-time items	(1 133)	(1 719)	(51,7)
Net financials	2 133	(587)	-
- of which fair value adjustments	3 257	572	(82,4)
Income before income taxes	6 135	3 653	(40,5)
Income taxes	(1 686)	(1 644)	2,5
Income before minority interests	4 449	2 009	(54,8)
Minority interests' share of net income	93	(209)	-
Net income	4 542	1 800	(60,4)
Net income excl. one-time items and fair value adjustments	2 169	2 466	13,7

EBITDA margin in %	28,0	30,4	-

1) TDC uses EBITDA (earnings before interest, taxes, depreciation and amortization) as a measurement for operating performance. For further explanation please refer to page 35.
2) EBIT (Earnings before interest and taxes) is excl. one-time items in this report unless otherwise stated.

Group highlights 2003

COPENHAGEN, Denmark, March 1, 2004 - The TDC Group's earnings before interest, taxes, depreciation and amortization (EBITDA) totaled DKK 15,287m, up 6.8%, earnings before interest and taxes (EBIT) totaled DKK 5,959m, up 16.0% and net income, excluding one-time items and fair value adjustments, was DKK 2,466m, up 13.7%.

Capital expenditures, excluding share acquisitions, totaled DKK 6,631m, a 13.9% reduction. The capex-to-net-revenues ratio was 13.2% compared with 15.1%.

EBITDA less Capex, excluding share acquisitions, totaled DKK 8,656m in 2003, an improvement of 30.9%.

Henning Dyremose, President and CEO says "In 2003 we achieved better annual EBITDA than expected, due to our efforts to rationalize the operations. We have defended our strong position in the domestic mobile market, and we are also satisfied with our consistent success in the broadband market. Our operations in Europe continue to thrive and contribute increasingly to our positive financial performance, and TDC Switzerland's excellent performance is illustrated by an increasing EBITDA margin. With the current product and service offerings we are confident that we can build further on this performance in 2004."

Net revenues

TDC's net revenues amounted to DKK 50,263m in 2003, a decline of DKK 892m or 1.7%. On an ongoing basis *1), the growth was DKK 289m or 0.6% and stemmed mainly from our mobile businesses in Denmark, Germany and Switzerland as well as our domestic ADSL business area. These increases were partly offset by lower revenues from traditional landline services caused by the migration toward mobile telephony and private IP-based networks, and regulator-required price reductions. Furthermore, selected low margin areas in TDC Solutions (transit traffic) and Talkline Infodienste combined with unfavorable developments in the Polish and Swiss currencies resulted in decreased net revenues.

*1)The development from 2002 to 2003 was impacted by certain major changes in activities and ownership shares comprising: Talkline restructuring (closure of the landline and Internet activities at April 1, 2002) as well as the change from gross to net accounting (EBITDA neutral) of content settlement in Talkline Infodienste as from April 1, 2003 as a consequence of transferring the debtor risk to the content providers, and deconsolidation of the Ukrainian mobile operator UMC as from October 1, 2002. In the remaining part of this Earnings Release, 'ongoing basis' refers to reported figures for the TDC Group or TDC Mobile International adjusted for the impact of these changes.

Operating expenses

Transmission costs, raw materials and supplies in TDC amounted to DKK 17,787m in 2003, down DKK 695m or 3.8%. On an ongoing basis, transmission costs, raw materials and supplies increased DKK 106m, reflecting higher costs for the purchase of handsets as well as higher transmission costs due to increased voice and SMS traffic volumes to other mobile operators. The increase was partly offset by lower transmission costs in Talkline Infodienste, and in TDC Solutions resulting from lower transit traffic revenues.

Other external charges amounted to DKK 9,493m in 2003, down DKK 1,244m or 11.6%. On an ongoing basis, other external charges decreased DKK 1,040m or 9.9% and stemmed largely from TDC Switzerland, due to streamlining of operations, and from TDC Solutions due mainly to stringent cost control.

TDC's wages, salaries and pension costs dropped DKK 157m or 1.6% to DKK 9,788m. The decrease reflected primarily a 5.0% decline in the number of average full-time equivalents stemming mainly from fewer average full-time equivalents in TDC Solutions resulting primarily from natural attrition. The impact of the redundancy program was insignificant in 2003, as most of the employees affected retired at year-end 2003. The decrease was partly offset by higher pension costs.

EBITDA

TDC's EBITDA rose DKK 974m or 6.8% to DKK 15,287m. On an ongoing basis, the EBITDA growth of DKK 1,116m or 7.9% was driven primarily by improvements in TDC Switzerland, TDC Mobile International and TDC Cable TV. TDC Switzerland's EBITDA increased DKK 936m or 73.8% to DKK 2,205m in 2003, resulting primarily from the mobile business and continued cost reductions. On an ongoing basis, TDC Mobile International's EBITDA increased DKK 166m or 5.4% to DKK 3,252m in 2003, and included growth in domestic operations, European network operators and Talkline. TDC Cable TV's EBITDA increased DKK 168m to DKK 198m, which stemmed mainly from an expanded customer base. The EBITDA in TDC Solutions was almost unchanged in 2003, and comprised lower earnings from the traditional landline activities almost offset by growth in ADSL and cost savings.

Depreciation, amortization and write-downs

Depreciation Depreciation, amortization and write-downs amounted to DKK 9,328m in 2003, an increase of DKK 150m or 1.6%.

Depreciation and amortization increased DKK 131m to DKK 8,892m in 2003, stemming mainly from reassessment of assets' useful lives and change in asset mix toward assets with shorter lifetimes in TDC Solutions. Furthermore, the impact of higher goodwill amortization on TDC Switzerland following the acquisition of the remaining shares in TDC Switzerland end of February 2003, partly offset by a lower asset base regarding IT equipment in the company. Finally, lower depreciation in Belgacom was due to a lower mobile asset base.

Write-downs increased DKK 19m to DKK 436m.

EBIT

Earnings before interest and taxes (EBIT), excluding one-time items, increased DKK 824m or 16.0% to DKK 5,959m in 2003, and reflected primarily improved EBITDA.

One-time items

In 2003, one-time items amounted to DKK (1,719)m before tax with a net income impact of DKK (1,174)m compared with one-time items of DKK (1,133)m before tax in 2002 with a net income impact of DKK (859)m. One-time items included profit on sales of major enterprises, impairment losses and restructuring costs, etc.

Profit before tax on sales of major enterprises in 2003 amounted to DKK 171m and related primarily to DKK 233m in profit before tax regarding Belgacom's buy-back of own shares from TDC, and a loss related to the divestment of the Polish Internet activities.

Impairment losses totaled DKK (220)m before tax in 2003 and related primarily to TDC Norge as well as the closure of TDC Directories' non-profitable Norwegian subsidiary (Storbyguiden).

Restructuring costs etc. in 2003 amounted to DKK (1,670)m before tax and related primarily to costs regarding transfer of Belgacom's pension liabilities to the Belgian state amounting to DKK (951)m before tax. Impacts from the domestic redundancy program amounted to DKK (857)m before tax. Furthermore, other one-time items amounted to DKK 138m before tax and related primarily to reversals of unused restructuring provisions in Talkline.

In 2002, TDC realized gains of DKK 466m before tax from profit on sales of major enterprises resulting primarily from sale of shares by Belgacom. Impairment losses and asset write-downs in 2002 totaled DKK (1,066)m before tax and related to Contactel, TDC Norge and TDC Internet Polska. Restructuring costs, etc. amounted to DKK (533)m before tax and consisted of TDC's pro rata share of a restructuring program at Belgacom offset partly by reversals of unused restructuring provisions, primarily in Talkline.

Net financials

Net financials amounted to DKK (587)m in 2003, compared with DKK 2,133m in 2002.

In 2003, fair value adjustments amounted to an income of DKK 572m of which fair value adjustments of minority passive investments were DKK 383m and related primarily to the Ukrainian mobile company UMC. In 2002, fair value adjustments aggregated an income of DKK 3,257m, comprizing fair value adjustments of minority passive investments of DKK 3,119m, that related primarily to the Dutch mobile company Ben, including TDC's proportional share of Belgacom's stake in Ben, and other fair value adjustments of DKK 138m. Fair value adjustments after tax amounted to DKK 508m in 2003 compared with DKK 3,232m in 2002.

Interest and other financial income amounted to DKK 2,791m in 2003, an increase of DKK 343m compared with DKK 2,448m in 2002.

Interest and other financial expenses totaled DKK (3,980)m in 2003, an increase of DKK 418m compared with DKK (3,562)m in 2002.

Net interests and other financial expenses and income, net, amounted to DKK (1,189)m in 2003, an increase of DKK 75m, compared with DKK (1,114)m in 2002. The increase reflected a combination of lower average net interest bearing debt and higher average interest rates among other things.

Income taxes

Income taxes amounted to DKK 1,644m in 2003, down DKK 42m or 2.5%.

Income taxes related to income excluding one-time items, and fair value adjustments totaled DKK 2,125m in 2003, up DKK 226m on 2002.

Income taxes relating to one-time items amounted to a tax income of DKK 545m in 2003 compared with a tax income of DKK 238m in 2002.

Income taxes relating to fair value adjustments amounted to a tax expense of DKK 64m in 2003 compared with a tax expense of DKK 25m in 2002.

The effective tax rate, excluding one-time items and fair value adjustments, was 44.3% in 2003 compared with 47.3% in 2002. The decrease of 3.0 percentage points related mainly to an adjustment in Belgian statutory corporate income tax rate from 40% to 34%, as from January 2003, and a positive income development before tax (and before goodwill amortization) in TDC Switzerland, which has a statutory corporate income tax rate of approximately 21%. Furthermore, the decrease related to lower losses in international operations in which the tax value of losses was not capitalized. These decreases were partly offset by higher goodwill amortization in TDC Switzerland non-deductible for tax purposes, and limitation of the deductibility of goodwill amortization as a result of amendments to Danish tax law. The Danish statutory tax rate is 30%.

Minority interest' share of net income

In 2003, minority interests' share of net income amounted to DKK (209)m compared with DKK 93m in 2002. This development related mainly to changes in ownership shares in TDC Norge, TDC Internet Polska and TDC Switzerland.

Net income

Net income, including one-time items and fair value adjustments, amounted to DKK 1,800m, a decrease of DKK 2,742m compared with 2002. This decline stemmed primarily from lower fair value adjustments due to the divestment of Ben shares in 2002. Excluding one-time items and fair value adjustments, net income amounted to DKK 2,466m, up DKK 297m or 13.7%.

Statements of Cash Flow

Cash flow from operating activities amounted to DKK 11,441m in 2003, down DKK 1,100m compared with 2002, due primarily to the settlement of Belgacom's pension liabilities and an improvement in 2002 in working capital, not repeated in 2003, partly offset by improved EBITDA.

Cash flow from investing activities totaled to DKK (12,627)m in 2003, compared with DKK (2,060)m in 2002 and stemmed mainly from the acquisition of the remaining shares in TDC Switzerland in 2003, the sale of Ben shares in 2002 and a reduction in Capex.

EBITDA less Capex, excluding share acquisitions, totaled DKK 8,656m in 2003, an improvement of 30.9%.

Cash flow from financing activities totaled DKK 4,774m in 2003 compared with DKK (7,402)m in 2002 and related mainly to an increase in interest-bearing debt during 2003 compared with a decline in interest-bearing debt during 2002.

TDC's cash and cash equivalents increased from DKK 5,594m at year-end 2002 to DKK 9,178m at year-end 2003.

Net debt

Net interest-bearing debt amounted to DKK 28,697m at year-end 2003, an increase of DKK 3,140m over the year due mainly to the acquisition of the remaining shares in TDC Switzerland, dividends paid and payment of pension liabilities in Belgacom partly offset by cash generation from operations.

Capital expenditures

In 2003, capital expenditures, including share acquisitions, amounted to DKK 14,701m, an increase of DKK 5,816m compared with DKK 8,885m in 2002. This increase was related to share acquisitions, which accounted for DKK 8,070m in 2003 compared with DKK 1,186m in 2002. This rise resulted from the acquisition of the remaining shares in TDC Switzerland, which amounted to DKK 7,871m in 2003.

Capital expenditures, excluding share acquisitions, aggregated DKK 6,631m in 2003 compared with DKK 7,699m in 2002, a reduction of DKK 1,068m or 13.9%. The capex-to-net revenues ratio was 13.2% in 2003 compared with 15.1% in 2002.

Number of customers

TDC's total pro-rata customer base was 15.6m, up 14.5%, driven mainly by domestic mobile and Talkline mobile, as well as full consolidation of TDC Switzerland.

Our Danish activities comprised 7.4m customers, up 9.2%, the result of a strong net intake of mobile customers. Our domestic mobile customer base increased 25.1% to 2.5m.

ADSL customers in Denmark grew 60.1% to 405,000, and including broadband cable-TV modems, the total number of broadband customers was 473,000, up 60.9%.

The total number of customers in our international activities was 8.2m, up 19.9%.

Events after the end of 2003

On January 21, 2004, TDC decided to execute the second phase of the redundancy program that was announced on May 12, 2003. Accordingly, 494 employees will leave the Group before the end of 3Q 2004. The cost associated with these redundancies will be DKK 450m after tax, which will be expensed as a one-time item in 1Q 2004. Therefore, as a consequence of the first and second phase of the redundancy program, 1,626 employees will have left the Group before the end of 3Q 2004. The total cost expensed as one-time items will amount to DKK 1,050m after tax.

On January 27, 2004, TDC agreed with Telmore's shareholders to acquire the remaining 80% of the company, which brings TDC's ownership to 100%. The transaction price was DKK 299m. In April 2003, TDC acquired 20% of Telmore and negotiated an option to acquire the remaining 80% of Telmore.

Other than the matters described in this Earnings Release and above, no events have occurred since December 31, 2003 that materially affect the assessment of the Group's financial position. Further, it is estimated that no material changes of major significance to the Group's financial position have occurred in the financial markets, including developments in interest and foreign exchange rates.

4Q 2003

TDC Group, Income Statements

DKKm	4Q 2002	4Q 2003	Change
			in %
Net revenues	12 959	12 900	(0,5)
Total revenues	13 563	13 617	0,4
Total operating expenses	(9 811)	(9 664)	1,5
EBITDA	3 752	3 953	5,4
Depreciation, amortization and write-downs	(2 629)	(2 665)	(1,4)
EBIT	1 123	1 288	14,7
One-time items	27	(745)	-
Net financials	55	(170)	-
- of which fair value adjustments	76	29	(61,8)
Income before income taxes	1 205	373	(69,0)
Income taxes	(543)	(208)	61,7
Income before minority interests	662	165	(75,1)
Minority interests' share of net income	(43)	(55)	(27,9)
Net income	619	110	(82,2)
Net income excl. one-time items and fair value adjustments	565	542	(4,1)

EBITDA margin in %	29,0	30,6	-

Net revenues were DKK 12,900m, down 0.5% compared with 4Q 2002, reflecting reductions in TDC Solutions and TDC Mobile International, partly offset by an increase in TDC Switzerland. For more details please refer to the sections on the individual business lines.

EBITDA totaled DKK 3,953m, up 5.4% and reflected improvements in TDC Solutions, TDC Cable TV and TDC Mobile International.

Depreciation and amortization amounted to DKK 2,665m, an increase of 1.4%, reflecting higher depreciation in TDC Solutions, offset by lower depreciation in TDC Mobile International and in Belgacom.

EBIT was DKK 1,288m, up 14.7%, reflecting the improvement in EBITDA less the increase in depreciation.

One-time items in 4Q 2003 totaled DKK (745)m before tax and related primarily to the transferring of Belgacom's pension liabilities to the Belgian government.

Net financials were DKK (170)m, compared with DKK 55m.

Net income before one-time items and fair value adjustments amounted to DKK 542m, down 4.1%. Net income including one-time items and fair value adjustments was DKK 110m.

Capital expenditures in 4Q 2003 amounted to DKK 2,458m, up 6.3%. Capital expenditures in 4Q 2003 were impacted by asset retirement obligations.

Business line performance in 2003

TDC Solutions Group

TDC Solutions' activities are mainly Danish landline voice, Internet and data operations as well as integrated solutions.

DKKm	2002	2003	Change in %
Net revenues, total	19 403	18 615	(4,1)
Landline telephony	10 933	10 074	(7,9)
Retail	8 032	7 591	(5,5)
Subscriptions	3 997	3 782	(5,4)
Traffic	4 035	3 809	(5,6)
Wholesale	2 901	2 483	(14,4)
Transit traffic	1 210	1 010	(16,5)
Other [1]	1 691	1 473	(12,9)
Leased lines	1 567	1 220	(22,1)
Data communications and Internet services	2 775	3 352	20,8
Terminal equipment etc.	2 684	2 425	(9,6)
Other [2]	1 444	1 544	6,9
Other revenues[3]	1 643	1 469	(10,6)
Total revenues	21 046	20 084	(4,6)
Operating expenses	(15 269)	(14 273)	6,5
Transmission costs, raw materials and supplies	(5 718)	(5 496)	3,9
Other external charges	(4 645)	(4 160)	10,4
Wages, salaries and pension costs	(4 906)	(4 617)	5,9
EBITDA	5 777	5 811	0,6
Depreciation, amortization and write-downs	(3 109)	(3 408)	(9,6)
EBIT	2 668	2 403	(9,9)
1) Includes incoming traffic, prefix traffic and service provision.
2) Includes mobile telephony, operator services etc.
3) Includes other operating income and work performed for own purposes and capitalized.

TDC Solutions' net revenues amounted to DKK 18,615m in 2003, a decrease of DKK 788m or 4.1%. TDC Solutions' net revenue development was impacted by some significant trends in the traditional landline telephony market e.g. the migration to mobile telephony and private IP-based networks as well as regulator-required price reductions. The low margin area of international transit traffic also contributed to the decrease. However, TDC Solutions' successful ADSL strategy partly compensated for the negative impacts.

Net revenues from landline telephony, retail decreased DKK 441m or 5.5% to DKK 7,591m in 2003. This net revenue category consists primarily of retail voice traffic and subscription fees. Net revenues from subscriptions decreased DKK 215m or 5.4% to DKK 3,782m in 2003. The decline was driven mainly by a declining domestic customer base, which decreased 5.8% to 2,527,000 customers at year-end 2003 reflecting the migration toward mobile products and increased competition. Traffic revenues decreased DKK 226m or 5.6% in 2003 and reflected primarily competition and migration toward mobile products and private IP-based networks. Minutes sold decreased 1,089m or 10.1% to 9,698m minutes in 2003. The effect was, however, partly offset by a change in product mix from landline-to-landline toward landline-to-mobile. Regulator-required price reductions of 1.6% (traffic and subscription on average) also contributed to the revenue decrease.

In 2003, net revenues from landline telephony, wholesale amounted to DKK 2,483m, a decrease of DKK 418m or 14.4% compared with 2002. This revenue category consists primarily of domestic and international wholesale traffic revenues as well as domestic service provider revenues. Net revenues from transit traffic decreased DKK 200m or 16.5%, driven primarily by lower International transit traffic revenues due to lower prices. Furthermore, other wholesale revenues declined DKK 218m or 12.9% due mainly to interconnect revenues decreasing DKK 198m or 27.4% as a result of a 6.4% decline in national interconnect volumes and a number of regulator-required price reductions of up to 60% following the implementation of the long run average incremental cost model (LRAIC) from January 1, 2003.

Net revenues from leased lines, including domestic and international leased-line services, aggregated DKK 1,220m in 2003, a fall of DKK 347m or 22.1% compared with 2002 that stemmed primarily from a decrease in national leased lines that was impacted by migration toward ADSL and private IP- based networks as well as a 8% regulator-required price reduction imposed as per August 1, 2002.

Net revenues from data communications and Internet services amounted to DKK 3,352m in 2003, up DKK 577m or 20.8%. This revenue category includes primarily domestic ADSL, dial-up and IP services as well as Internet activities in subsidiaries. The growth was generated primarily by a DKK 621m increase in ADSL sales. The ADSL customer base grew 60.1% to 405,000 customers at year-end 2003.

ADSL customers

Net revenues from terminal equipment amounted to DKK 2,425m, down DKK 259m or 9.6% compared with 2002. This revenue category includes primarily sales and installation of hardware ranging from handsets to large switchboards, and service agreements with domestic and international business customers. The decrease stemmed primarily from domestic operations as a result of a declining market.

Net revenues from other services amounted to DKK 1,544m in 2003, up DKK 100m compared with 2002, and related largely to Duét. Higher activity levels in Dan Net, the fully-owned subsidiary that provides global data clearing services, also contributed to this growth. Both were partly offset by lower activity in operator services.

Transmission costs, raw materials and supplies fell DKK 222m or 3.9% to DKK 5,496m in 2003. The decrease stemmed mainly from lower domestic consumption of raw materials related to lower terminal sales, as well as lower transmission costs related to a decrease in prices for international transit traffic and in landline traffic volumes, partly offset by increased traffic on the landline/mobile convergence products Plusnet Mobil and Duét.

Other external charges fell DKK 485m or 10.4% to DKK 4,160m in 2003. The decrease resulted from lower domestic costs due to both stringent cost control and less work performed for own purposes and capitalized as a result of generally lower activity. Furthermore, other external charges from international activities also decreased.

In TDC Solutions, wages, salaries and pension costs amounted to DKK 4,617m, a decrease of DKK 289m or 5.9% reflecting mainly an average 6.7% decrease in full-time equivalents. The decrease resulted largely from the domestic business area mainly as a result of natural attrition. The impact of the redundancy program decided in May 2003 was insignificant in 2003 as most of the employees affected retired at year-end 2003. Wages, salaries and pension costs were also lower in the foreign subsidiaries due mainly to the sale of TDC Internet Polska as from April 1, 2003 and TDC Norge due to fewer employees.

EBITDA amounted to DKK 5,811m, which was almost unchanged compared with 2002. The result reflects the migration from traditional landline traffic to mobile and IP-based private networks and the effect of the tight regulatory environment offset by increased earnings from the ADSL market, a stringent cost discipline and the effect of the sale of TDC Internet Polska as from April 1, 2003.

Depreciation, amortization and write-downs related to TDC Solutions increased DKK 299m or 9.6% to DKK 3,408m in 2003, reflecting primarily reassessment of assets' useful lives, a change in asset mix toward assets with shorter lifetimes.

EBIT, excluding one-time items, amounted to DKK 2,403m, a decrease of DKK 265m or 9.9% stemming primarily from higher depreciation, amortization and write-downs.

TDC Solutions' capital expenditures aggregated DKK 2,429m in 2003, a decrease of DKK 1,119m. The main drivers for the decrease were the accelerated roll out of ADSL network in 2002, a general decline in PSTN and ISDN customer installations and lower investments related to IT projects.

By the end of 2003, the number of domestic landline customers in TDC Solutions, including retail and wholesale PSTN and ISDN, was 2.981m, a decline of 3.1%. The number of Duét customers was 284,000, up 4.4%, while Internet dial-up customer levels decreased 5.2% to 492,000. ADSL customers in Denmark grew 60.1% to 405,000.

4Q 2003

TDC Solutions' activities are mainly Danish landline voice, Internet and data operations as well as integrated solutions.

DKKm	4Q 2002	4Q 2003	Change in %
Net revenues, total	4 846	4 666	(3,7)
Landline telephony	2 588	2 470	(4,6)
Retail	1 939	1 862	(4,0)
Subscriptions	973	925	(4,9)
Traffic	966	937	(3,0)
Wholesale	649	608	(6,3)
Transit traffic	248	258	4,0
Other [1]	401	350	(12,7)
Leased lines	375	244	(34,9)
Data communications and Internet services	741	932	25,8
Terminal equipment etc.	765	618	(19,2)
Other [2]	377	402	6,6
Other revenues[3]	401	546	36,2
Total revenues	5 247	5 212	(0,7)
Operating expenses	(3 789)	(3 643)	3,9
Transmission costs, raw materials and supplies	(1 388)	(1 452)	(4,6)
Other external charges	(1 127)	(1 094)	2,9
Wages, salaries and pension costs	(1 274)	(1 097)	13,9
EBITDA	1 458	1 569	7,6
Depreciation, amortization and write-downs	(970)	(1 168)	(20,4)
EBIT	488	401	(17,8)
1) Includes incoming traffic, prefix traffic and service provision.
2) Includes mobile telephony, operator services etc.
3) Includes other operating income and work performed for own purposes and capitalized.

In 4Q 2003, net revenues were DKK 4,666m, a decrease of 3.7%.

Net revenues from landline telephony totaled DKK 2,470m, down 4.6%, reflecting a reduction of DKK 77m, or 4.0%, in landline retail revenues and a reduction of DKK 41m, or 6.3%, in landline wholesale revenues.

Retail traffic revenues amounted to DKK 937m, down 3.0%, reflecting migration from landline voice traffic to mobile voice traffic, however this was partly offset by higher revenues from international outgoing traffic.

Wholesale revenues declined 6.3%, due mainly to lower interconnection rates resulting from the LRAIC model introduced on January 1, 2003.

The total number of landline minutes was 5,153m, down 9.0% and the number of domestic retail voice minutes was 2,356m, down 11.9%. Domestic wholesale traffic amounted to 2,797m minutes, down 6.5%.

Domestic landline traffic

The decline in traditional telephony revenues was partially offset by 25.8% growth in data communications and Internet services revenues to DKK 932m. The key driver for this performance was the 60.1% growth in ADSL customers.

Operating expenses declined 3.9% to DKK 3,643m in 4Q 2003, driven by lower wages, salaries and pension costs.

Hence, EBITDA amounted to DKK 1,569m, an increase of 7.6%.

Depreciation increased 20.4% to DKK 1,168m due primarily to reassessment of assets' useful lives and a change in asset mix towards assets with shorter lifetimes.

EBIT totaled DKK 401m, down 17.8%

Capital expenditures were DKK 770m, down 16.6% and reflected lower volumes in traditional landline services as well as a reduction in capital expenditures related to software development.

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil A/S, Talkline, Polkomtel, Bité and One (formerly Connect Austria).

DKKm	2002	2003	Change in %
Net revenues, total	16 259	15 420	(5,2)
Domestic operations	5 152	5 433	5,5
European network operators	3 474	3 319	(4,5)
Talkline	7 633	6 668	(12,6)
Other revenues [1]	394	299	(24,1)
Total revenues	16 653	15 719	(5,6)
Operating expenses	(13 425)	(12 467)	7,1
Transmission costs, raw materials and supplies	(8 317)	(7 565)	9,0
Other external charges	(3 905)	(3 730)	4,5
Wages, salaries and pension costs	(1 203)	(1 172)	2,6
EBITDA	3 228	3 252	0,7
Domestic operations	1 618	1 674	3,5
European network operators	1 117	1 065	(4,7)
Talkline	493	513	4,1
Depreciation, amortization and write-downs	(1 542)	(1 524)	1,2
EBIT	1 686	1 728	2,5
1) Includes other operating income and work performed for own purposes and capitalized.

Net revenues from TDC Mobile International amounted to DKK 15,420m in 2003, down DKK 839m, or 5.2%. On an ongoing basis, however, net revenues rose 2.3% reflecting increased traffic volumes partly offset by lower prices resulting mainly from the fierce competition in the domestic mobile market. An unfavorable development in the Polish exchange rate also contributed to the development.

Net revenues from domestic operations rose DKK 281m or 5.5% to DKK 5,433m in 2003. This category includes mobile traffic as well as subscriptions and terminal sales.

Growth was driven by increased wholesale revenues reflecting 134.2% more SMSs sent and growth of 79.1% in wholesale traffic volumes. The increase in wholesale revenues was partly offset by lower retail revenues, which include lower traffic revenues resulting from lower prices due to the more intense competition in the domestic mobile market that was partly offset by 7.3% higher traffic volumes than in 2002. In addition, retail subscription revenues decreased due to some extent to a change in product mix driven by customers changing to products with lower subscription fees. This was partly offset by a larger customer base, up 8.6% on 2002. Terminal sales increased DKK 84m or 20.5% mainly as a consequence of significantly higher resale of handsets in 2003 driven by higher subsidies than in 2002.

Net revenues from TDC's European network operators were DKK 3,319m in 2003, a decline of 4.5% or DKK 155m. On an ongoing basis, growth amounted to DKK 118m or 3.7%. TDC's pro rata share of net revenues in Polkomtel, the 19.6% owned Polish mobile operator, decreased DKK 77m or 4.2% to DKK 1,740m in 2003. However, adjusted for a lower exchange rate, growth was 9.9% due mainly to a larger customer base that comprised 1,076,000 customers on a pro rata basis by the end of 2003, up 20.6%. Bité, the 100% owned Lithuanian mobile operator, achieved net revenues of DKK 866m in 2003, up 15.3%, due mainly to increased mobile traffic from a customer base of 529,000, up 9.3%. TDC's share of net revenues from One, the 15% owned Austrian mobile operator, rose 13.2% in 2003 to DKK 714m due largely to a higher mobile customer base of 222,000 customers on a pro rata basis by the end of 2003, up 9.9%.

Net revenues from Talkline amounted to DKK 6,668m in 2003, a decrease of DKK 965m or 12.6%. On an ongoing basis, the decrease was DKK 57m or 0.8% reflecting a DKK 660m or 41.1% decline to DKK 948m in Talkline Infodienste, which operates with low-margin value added services and Call by Call activities. However, this was partly offset by an increase in mobile revenues of DKK 604m or 11.8% stemming from a larger mobile customer base that grew 22.1% to 2,091,000 at year-end 2003.

Transmission costs, raw materials and supplies dropped DKK 752m or 9.0% to DKK 7,565m in 2003. On an ongoing basis, transmission costs, raw materials and supplies decreased DKK 49m compared with 2002. Transmission costs, raw materials and supplies in the domestic operations increased DKK 284m or 16.6% due to higher costs stemming from the purchase of handsets for resale as well as higher voice and SMS traffic volumes. European network operators increased DKK 82m or 7.2% on an ongoing basis and related primarily to One. This increase was partly offset by Polkomtel due to the change in the Polish exchange rate. Talkline's transmission costs, raw materials and supplies decreased DKK 317m or 6.8% on an ongoing basis due primarily to lower traffic for Value added services and Call by Call activities, which was partly offset by rising mobile traffic.

Other external charges amounted to DKK 3,730m in 2003, down DKK 175m or 4.5%. On an ongoing basis, other external charges in 2003 increased DKK 30m compared with 2002. Other external charges in the domestic operations amounted to DKK 1,440m, a decrease of DKK 50m, related primarily to lower allowances for uncollectibles, partly offset by increased customer acquisition costs in 2003. European network operators decreased DKK 74m or 8.3% on an ongoing basis and related primarily to One as well as lower costs in Polkomtel caused by a lower exchange rate in Poland. The decrease was partly offset by higher dealer commissions in Bité related to the increase in the customer base. On an ongoing basis, Talkline recorded an increase of DKK 155m or 11.8% related mainly to higher customer acquisition costs as a result of the increased mobile customer intake, partly offset by lower other expenses.

Wages, salaries and pension costs amounted to DKK 1,172m, down DKK 31m or 2.6%. On an ongoing basis, wages, salaries and pension costs remained almost unchanged.

Wages, salaries and pension costs from domestic operations amounted to DKK 521m, almost unchanged compared with 2002. Wages, salaries and pension costs in European network operators decreased DKK 21m or 7.3% on an ongoing basis, related mainly to Polkomtel and stemmed primarily from the lower exchange rate. In Talkline, wages, salaries and pension costs increased DKK 18m or 5.0% on an ongoing basis.

In 2003, EBITDA in TDC Mobile International amounted to DKK 3,252m, an increase of DKK 24m or 0.7%. On an ongoing basis, growth was DKK 166m or 5.4%, reflecting DKK 56m or 3.5% growth in the domestic operations, DKK 90m or 9.2% increase in European network operators due primarily to Bité and One as well as DKK 20m or 4.1% growth in Talkline.

Depreciation, amortization and write-downs in TDC Mobile International decreased DKK 18m or 1.2% to DKK 1,524m in 2003. Depreciation, amortization and write-downs in domestic operations increased DKK 16m or 2.2% and stemmed mainly from higher investment activity regarding mobile equipment as well as software, partly offset by reassessment of assets' useful lives. In European network operators, depreciation, amortization and write-downs decreased DKK 29m or 4.3% and in Talkline, depreciation and amortization decreased DKK 5m or 3.8%.

EBIT in TDC Mobile International amounted to DKK 1,728m in 2003, up DKK 42m or 2.5%. EBIT from domestic operations increased DKK 39m to DKK 923m in 2003, as the higher EBITDA more than offset the rise in depreciation, amortization and write-downs. EBIT from European network operators decreased DKK 23m due to deconsolidation of UMC, partly offset by Bité and One. In Talkline, EBIT increased 7.2% to DKK 388m due to the higher EBITDA and almost unchanged depreciation, amortization and write-downs.

TDC Mobile International's capital expenditures decreased DKK 286m to DKK 1,359m in 2003. Capital expenditures in Domestic operations amounted to DKK 670m, down DKK 34m compared with 2002 due mainly to lower investments in the GSM network, partly offset by reassessment of estimated asset retirement costs. Capital expenditures in European network operators amounted to DKK 628m in 2003, a decrease of DKK 253m, related primarily to the deconsolidation of UMC, a depreciated Polish Zloty, discontinued capitalization of interest relating to the UMTS license in Polkomtel and generally lower network and other investments. Capital expenditures in Talkline amounted to DKK 61m in 2003.

4Q 2003

TDC Mobile International includes mainly TDC Mobil A/S, Talkline, Polkomtel, Bité and One (formerly Connect Austria).

DKKm	4Q 2002	4Q 2003	Change in %
Net revenues, total	4 027	3 923	(2,6)
Domestic operations	1 313	1 311	(0,2)
European network operators	831	861	3,6
Talkline	1 883	1 751	(7,0)
Other revenues [1]	119	88	(26,1)
Total revenues	4 146	4 011	(3,3)
Operating expenses	(3 450)	(3 256)	5,6
Transmission costs, raw materials and supplies	(1 992)	(1 942)	2,5
Other external charges	(1 146)	(1 002)	12,6
Wages, salaries and pension costs	(312)	(312)	0,0
EBITDA	696	755	8,5
Domestic operations	426	448	5,2
European network operators	200	221	10,5
Talkline	70	86	22,9
Depreciation, amortization and write-downs	(486)	(350)	28,0
EBIT	210	405	92,9
1) Includes other operating income and work performed for own purposes and capitalized.

TDC Mobile International's 4Q 2003 net revenues amounted to DKK 3,923m, a reduction of 2.6%, reflecting lower revenues from Talkline Infodienste.

Operating expenses declined 5.6% to DKK 3,256m, and were driven by a 12.6% reduction in other external charges.

EBITDA amounted to DKK 755m, up 8.5% with TDC Mobil, Talkline and Polkomtel contributing positively.

EBIT amounted to DKK 405m in 4Q 2003, up 92.9% compared with 4Q 2002, due to the EBITDA increase and a reduction in depreciation and amortization.

Capital expenditures were DKK 499m, up 9.9%, due to the increase in domestic mobile capex (see below), bringing the capex-to-net-revenues ratio to 12.7% from 11.3%.

Domestic mobile

Domestic mobile net revenues amounted to DKK 1,311m, down 0.2%, reflecting a 16.2% increase in traffic volumes combined with lower average selling prices.

Operating expenses amounted to DKK 932m, down 6.4%, and comprised higher transmission costs, unchanged expenses for wages, pensions etc., and lower other external charges.

Hence, EBITDA increased 5.2% to DKK 448m.

Domestic mobile operations had capital expenditures of DKK 240m, up 56.9% which relates to asset retirement obligations.

The number of domestic mobile customers, including TDC Solutions' mobile customers was 2.471m by the end of 2003, up 25.1% or 496,000 customers. The net additions were divided as 172,000 retail and 324,000 service provider customers, which grew to a total of 728,000 customers.

European network operators

European network operators comprise Polkomtel, Bité and One (formerly Connect Austria).

Net revenues amounted to DKK 861m, up 3.6%, while EBITDA amounted to DKK 221m, up 10.5%.

On a pro rata basis, Polkomtel's net revenues amounted to DKK 428m in 4Q 2003, down 5.5%. Exchange-rate changes impacted the growth rate. In local currency, net revenues increased 14.2%.

EBITDA amounted to DKK 146m on a pro rata basis, up 28.1%. In local currency, EBITDA increased 54.5%.

On a pro rata basis, Polkomtel had 1,076,000 customers by the end of 4Q 2003, up 20.6%.

Bite's net revenues amounted to DKK 225m in 4Q 2003, up 4.7%.

EBITDA amounted to DKK 32m, down 5.9%, due mainly to an increased intake of new customers in 4Q 2003.

Bité had 529,000 mobile customers, up 9.3% compared with 4Q 2002 and up 8.9% compared with the end of 3Q 2003.

On a pro rata basis, One's net revenues amounted to DKK 208m in 4Q 2003, up 23.8%.

EBITDA amounted to DKK 42m on a pro rata basis, down 17.6%, due to increased subscriber acquisition and retention costs.

One had 222,000 mobile customers on a pro rata basis, up 9.9%.

Talkline

Talkline's net revenues amounted to DKK 1,751m, down 7.0%, due mainly to reduced revenues in Talkline Infodienste, that were impacted by a change from gross to net accounting and lower activities, partially offset by an 11.1% increase in mobile revenues.

EBITDA amounted to DKK 86m, up 22.9%. 4Q 2003 was affected by higher acquisition costs and lower average selling prices.

Talkline had 2.091m mobile customers, up 22.1% compared with 4Q 2002, or up 185,000 or 9.7% in 4Q 2003 alone.

TDC Switzerland

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm	2002	2003	Change in %
Net revenues, total	8 932	9 471	6,0
Mobile telephony	4 572	5 079	11,1
Landline telephony	3 766	3 754	(0,3)
Internet services	594	638	7,4
Other revenues [1]	101	106	5,0
Total revenues	9 033	9 577	6,0
Operating expenses	(7 764)	(7 372)	5,0
Transmission costs, raw materials and supplies	(3 749)	(3 852)	(2,7)
Other external charges	(2 745)	(2 199)	19,9
Wages, salaries and pension costs	(1 270)	(1 321)	(4,0)
EBITDA	1 269	2 205	73,8
Depreciation, amortization and write-downs	(2 493)	(2 573)	(3,2)
- of which goodwill amortization	(913)	(1 233)	(35,0)
EBIT	(1 224)	(368)	69,9
1) Includes other operating income and work performed for own purposes and capitalized.

Net revenues increased DKK 539m or 6.0% to DKK 9,471m in 2003 and related mainly to increased revenues from mobile telephony. This was partly offset by an unfavourable development in the exchange rate. Adjusted for exchange rate changes, net revenues increased 9.8%.

Net revenues from mobile telephony amounted to DKK 5,079m in 2003, up DKK 507m or 11.1%. The increase in terms of local currency was 15.3%. This category contains subscription fees as well as traffic revenues. The main driver for revenue growth was an increase in the mobile customer base of 126,000 or 11.1% to 1,260,000 at year-end 2003, and increased traffic volumes of 14.6%.

Net revenues from landline telephony totaled DKK 3,754m in 2003, almost unchanged compared with 2002. The increase in terms of local currency was 2.9%. This category contains retail, pre-fix and pre-select products as well as wholesale activities. Increased revenues from wholesale activities were partly offset by a decrease in the retail customer base and retail traffic stemming from harsh competition.

In 2003, net revenues from Internet services rose DKK 44m or 7.4% to DKK 638m. The increase in terms of local currency was 11.4%. This category contains dial-up traffic and ADSL. An increase in the ADSL customer base of 61,000 was the main driver, which was offset by a decrease in the dial-up customer base of 84,000.

Transmission costs, raw materials and supplies amounted to DKK 3,852m in 2003, an increase of DKK 103m or 2.7% compared with 2002. Adjusted for the development in the exchange rate, growth was 6.4% and related primarily to higher costs stemming from the purchase of handsets for resale.

Other external charges fell DKK 546m or 19.9% to DKK 2,199m in 2003. The decrease achieved in terms of local currency was 17.1% and related mainly to streamlining of operations including the merger of network departments, lower allowances for uncollectibles as well as reduced use of external consultants and our continued focus on cost reduction in general.

Wages, salaries and pension costs amounted to DKK 1,321m, up DKK 51m or 4.0%. The increase in terms of local currency was 7.7% and related mainly to higher average wages and an increase in the average number of full-time equivalents.

EBITDA increased DKK 936m or 73.8% to DKK 2,205m due mainly to the increased revenues generated by the mobile business and continued cost reductions in 2003.

TDC Switzerland's depreciation, amortization and write-downs increased DKK 80m or 3.2% to DKK 2,573m in 2003, reflecting primarily higher goodwill amortization following the acquisition of the remaining shares in TDC Switzerland end of February 2003, partly offset by a lower asset base regarding IT equipment.

EBIT rose DKK 856m or 69.9% to DKK (368)m mainly as a result of the increased EBITDA.

TDC Switzerland's capital expenditures rose to DKK 1,675m in 2003, up DKK 118m compared with 2002. The increase is due mainly to reassessment of estimated asset retirement costs, partly offset by lower investments in network infrastructure.

TDC Switzerland had 2.610m customers by the end of 2003, up 2.9% on a fully consolidated basis. The customer base comprised 1.260m mobile customers, up 11.1%, 824,000 landline customers, down 3.3%, 434,000 Internet dial-up customers, down 16.2% and 92,000 ADSL customers, up from 31,000.

4Q 2003

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm	4Q 2002	4Q 2003	Change in %
Net revenues, total	2 341	2 474	5,7
Mobile telephony	1 237	1 339	8,2
Landline telephony	946	976	3,2
Internet services	158	159	0,6
Other revenues [1]	34	28	(17,6)
Total revenues	2 375	2 502	5,3
Operating expenses	(1 828)	(1 925)	(5,3)
Transmission costs, raw materials and supplies	(869)	(1 031)	(18,6)
Other external charges	(635)	(556)	12,4
Wages, salaries and pension costs	(324)	(338)	(4,3)
EBITDA	547	577	5,5
Depreciation, amortization and write-downs	(672)	(683)	(1,6)
- of which goodwill amortization	(227)	(316)	(39,2)
EBIT	(125)	(106)	15,2
1) Includes other operating income and work performed for own purposes and capitalized.

In 4Q 2003, TDC Switzerland's net revenues amounted to DKK 2,474m, up 5.7%. In local currency, net revenues increased 11.9%, driven primarily by an increase in mobile revenues.

Operating expenses increased 5.3% to DKK 1,925m, reflecting a 18.6% increase in transmission costs.

EBITDA amounted to DKK 577m, up 5.5%. In local currency, EBITDA increased 11.7%.

EBITDA and EBITDA margin

EBIT amounted to DKK (106)m in 4Q 2003, compared with DKK (125)m in 4Q 2002. EBIT excluding goodwill amortization totaled DKK 210m compared with DKK 102m.

Capital expenditures were DKK 778m, up 12.6%, due mainly to capitalization of asset retirement obligations.

TDC Directories Group

TDC Directories provides directory services, specialist business catalogs and on-line inquiry services in the Danish, Swedish and Finnish markets.

TDC Directories' net revenues, including printed directories, catalogs and on-line services, amounted to DKK 1,423m in 2003, a decrease of DKK 106m or 6.9%. This decline related mainly to the closure of Swedish "Gulan" and Norwegian "Storbyguiden", as well as a change in revenue mix between online services and catalogs affecting the period in which revenue is recognized.

Raw materials and supplies fell DKK 27m or 7.6% to DKK 328m in 2003. This decrease related mainly to the closure of Gulan in 2003.

Other external charges amounted to DKK 314m in 2003, almost unchanged compared with 2002.

TDC Directories wages, salaries and pension costs totaled to DKK 420m, DKK 17m lower than in 2002.

EBITDA amounted to DKK 372m in 2003, a decrease of DKK 67m or 15.3% stemming from a change in revenue mix between online services and catalogs affecting the period in which revenue is recognized.

TDC Directories depreciation, amortization and write-downs increased DKK 32m or 29.6% to DKK 140m in 2003 due primarily to write-down of goodwill in the Finnish publisher TDC Hakemistot.

EBIT amounted to DKK 232m in 2003, a decline of DKK 99m or 29.9% primarily as a result of the decrease in EBITDA and write-down of goodwill in TDC Hakemistot.

4Q 2003

Net revenues in 4Q 2003 were DKK 410m, down 14.2%, operating expenses were DKK 302m, down 10.1%, and EBITDA was DKK 113m in 4Q 2003, down 23.1%.

TDC Cable TV Group

TDC Cable TV provides cable-TV services as well as Internet access in Denmark.

Net revenues increased DKK 193m or 14.4% to DKK 1,531m in 2003. TDC Cable TV's net revenues included primarily cable-TV subscription and connection fees as well as revenues from cable modems (providing Internet access). The increase related largely to a rise in TDC Cable TV's customer base of 39,000 or 4.4% to 924,000 TV customers in 2003, as well as higher average revenues per customer. Furthermore, net revenues from cable modems increased DKK 92m, resulting from a 55,000 or 88.7% rise in the number of cable-modem customers compared with year-end 2002.

Transmission costs, raw materials and supplies decreased DKK 28m or 3.2% to DKK 840m in 2003. The decrease in transmission costs was the result of an optimization of the network structure as well as reduced IP traffic rates. Furthermore, a general decline in average content prices more than compensated for impacts from the increased customer base.

Other external charges amounted to DKK 270m in 2003, up DKK 46m or 20.5%, driven mainly by the expanded customer base.

Wages, salaries and pension costs increased DKK 14m or 6.1% to DKK 244m in 2003 largely as a result of an increase in the average number of full-time equivalents and higher average wages.

EBITDA increased DKK 168m to DKK 198m in 2003, mainly as a result of the significant development in revenues following the growth in the customer base and increased revenues per customer.

Depreciation, amortization and write-downs in TDC Cable TV increased DKK 57m or 26.6% to DKK 271m in 2003 and stemmed mainly from a write-down of network equipment.

EBIT amounted to DKK (73)m in 2003, an improvement of DKK 111m as a result of the improved EBITDA.

TDC Cable TV's capital expenditures aggregated DKK 276m in 2003, a DKK 28m increase compared with 2002 due to investments in upgrading the cable network.

By the end of 2003, TDC Cable TV had 924,000 cable-TV customers, up 4.4% or 39,000, and 117,000 cable modem customers, up 88.7%. Of our cable modem customers 68,000 have high-speed Internet access.

4Q 2003

Net revenues amounted to DKK 404m, up 14.1% and were built on the momentum achieved since 2001. This reflected mainly a larger customer base in both the traditional cable-TV business and Internet services.

Operating expenses declined 1.7% to DKK 339m and hence EBITDA was DKK 71m, compared with DKK 12m in 4Q 2002.

Capital expenditures in TDC Cable TV were DKK 88m, up 4.8%.

Other activities

Net revenues from other activities, including TDC Services, Belgacom and eliminations, amounted to DKK 3,803m in 2003, an increase of DKK 109m. Net revenues from Belgacom increased DKK 150m to DKK 6,574m in 2003.

Total operating expenses amounted to DKK 540m in 2003, up DKK 258m, reflecting primarily higher pension costs, TDC Services and lower eliminations, partly offset by lower operating expenses in TDC Services. Total operating expenses from Belgacom increased DKK 34m to DKK 4,130m in 2003.

EBITDA decreased DKK 121m to DKK 3,449m in 2003 and stemmed mainly from a decrease in TDC Services. However, this was offset partly by higher EBITDA in Belgacom amounting to DKK 2,700m in 2003, an increase of DKK 136m.

Depreciation, amortization and write-downs amounted to DKK 1,412m in 2003, a decrease of DKK 300m or 17.5%, including a decrease in Belgacom of DKK 179m to DKK 1,146m.

EBIT amounted to DKK 2,037m in 2003, an increase of DKK 179m or 9.6% compared with 2002.

Capital expenditures rose to DKK 857m in 2003, up DKK 185m compared with 2002.

Outlook

Information concerning the Outlook for 2004 is by nature associated with a certain level of risk and uncertainty.

In general, all figures are excluding one-time items and fair value adjustments and are prepared in accordance with the same accounting policies applied in 2003. An updated outlook in accordance with the new Danish accounting standard for revenue recognition will be included in the earnings release for 1Q 2004.

The Outlook is based on thorough financial plans for each individual business line.

For 2004, TDC expects net revenues of DKK 50.9bn, a 1.3% increase compared with 2003. EBITDA is expected to increase 4.0% to DKK 15.9bn in 2004. Consequently, TDC's net income is expected to increase 11.5% from DKK 2.5bn in 2003 to DKK 2.75bn in 2004.

This is an overall continuation of the development seen in 2003, although the EBITDA growth in TDC Switzerland will continue at a slower pace than in previous years, which reflects the largely exploited cost reduction possibilities. Excluding TDC Switzerland, TDC's EBITDA growth is expected to be 2.4% in 2004, compared with 0.3% in 2003.

For the individual business lines, TDC expects the following trends to impact performance in 2004.

TDC Solutions is expected to see a 1.2% reduction in net revenues to DKK 18.4bn in 2004. This reflects a lower contribution from traditional landline services such as voice traffic, subscriptions and leased lines, partly offset by growth in data communications and Internet services. EBITDA is expected to increase 1.5% to DKK 5.9bn in 2004, reflecting a continued focus on cost reductions.

In TDC Mobile International, net revenue development in 2004 is expected to continue as in 2003, reflecting volume growth and price competition in the domestic market, customer growth and ARPU reduction in Talkline as well as growth in the European net operators. Hence, net revenues of DKK 15.9bn are expected in 2004, 3.1% higher than in 2003. EBITDA is expected to increase 4.6% to DKK 3.4bn in 2004, reflecting the increase in net revenues, partly offset by higher transmission costs resulting from the increase in traffic volumes.

TDC Switzerland's net revenues are expected to increase 2.4% to DKK 9.7bn in 2004, a continuation of the growth seen in 2003 although at a slower pace, impacted by the unfavorable development in the exchange rate during 2003. EBITDA of DKK 2.5bn is expected, which is 13.4% higher than in 2003. The EBITDA growth is lower than experienced in 2003, which reflects the largely exploited cost reduction possibilities.

TDC Cable TV is expected to continue the growth pattern seen over the past several quarters, driven by net intake of customers and sales to customers of more TV programs and Internet services. Therefore, net revenues of DKK 1.7bn and EBITDA of DKK 0.3bn are expected in 2004, representing growth of 11.0% and 51.3%, respectively.

Following a year with modest market growth and intense competition, TDC Directories will increase its focus on business consolidation and implementation of a 'one company' strategy across the Nordic businesses. As a result, net revenues are expected to grow 5.4% to DKK 1.5bn, while EBITDA is expected to grow 34.4% to DKK 0.5bn in 2004.

The category 'Other' includes TDC Services, TDC A/S, Belgacom and eliminations. Net revenues from this category are expected to aggregate DKK 3.7bn in 2004, with expected EBITDA of DKK 3.3bn.

Safe harbor statement

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties. Examples of such forward-looking statements include, but are not limited to: projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios; statements of our plans, objectives or goals including those related to products or services; statements of future economic performance; and statements of assumptions underlying such statements. Words such as 'believes', 'anticipates', 'expects', 'intends', 'aims', 'plans' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to, economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to TDC, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Resolutions passed by

the Board of Directors

At its meeting today, the Board of Directors approved the Consolidated Financial Statements for 2003.

The Board of Directors proposes a 4.4% increase in dividends to DKK 12.00 from DKK 11.50 per share.

TDC's Annual Report 2003 is scheduled for publication on March 8, 2004. The Report can be accessed from that date via the Internet at the following address: www.tdc.com.

The Annual General Meeting will be held in Copenhagen on March 29, 2004.

March 1, 2004

Thorleif Krarup

Chairman of the Board

Henning Dyremose

President and CEO

* * *

To ADS shareholders, proxy cards for voting at TDC's Annual General Assembly will also be available at www.tdc.com from March 4, 2004. Ask your depositing bank for advice, should you need it.

Conference call

TDC invites you to take part in a conference call today at 16.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 0432 from outside Denmark and 80 80 2004 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference will be available in digital replay until March 8, 2004: +353 1 240 0041. Access code: 310544#. Press # for instructions during the replay.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

For further information, please contact Investor Relations at +45 3343 7680.

Financial calendar

TDC's financial calendar is as follows (more details on www.tdc.com):

March 29, 2004

Annual General Meeting

April 2, 2004

Payment of dividend

May 4, 2004

Release of 1Q 2004 results

August 5, 2004

Release of 2Q 2004 results

November 1, 2004

Release of 3Q 2004 results

Statements of Income for TDC Group

DKKm	4Q 2002	4Q 2003	Change in %	2002	2003	Change in %

Net revenues	12 959	12 900	(0,5)	51 155	50 263	(1,7)
Domestic net revenues	5 815	5 726	(1,5)	22 944	22 704	(1,0)
in percent of total net revenues	45	44		45	45
International net revenues	7 144	7 174	0,4	28 211	27 559	(2,3)
in percent of total net revenues	55	56		55	55
Other revenues[1]	604	717	18,7	2 322	2 092	(9,9)
Total revenues	13 563	13 617	0,4	53 477	52 355	(2,1)

Transmission costs, raw materials and supplies	(4 547)	(4 698)	(3,3)	(18 482)	(17 787)	3,8
Other external charges	(2 704)	(2 501)	7,5	(10 737)	(9 493)	11,6
Wages, salaries and pension costs	(2 560)	(2 465)	3,7	(9 945)	(9 788)	1,6
Total operating expenses	(9 811)	(9 664)	1,5	(39 164)	(37 068)	5,4
EBITDA	3 752	3 953	5,4	14 313	15 287	6,8
of which domestic EBITDA	2 394	2 493	4,1	9 071	8 894	(2,0)
in percent of total EBITDA	64	63		63	58
of which international EBITDA	1 358	1 460	7,5	5 242	6 393	22,0
in percent of total EBITDA	36	37		37	42
Depreciation, amortization and write-downs	(2 629)	(2 665)	(1,4)	(9 178)	(9 328)	(1,6)
of which goodwill amortization	(377)	(463)	(22,8)	(1 488)	(1 729)	(16,2)
EBIT	1 123	1 288	14,7	5 135	5 959	16,0
One-time items, net	27	(745)	-	(1 133)	(1 719)	(51,7)
EBIT including one-time items	1 150	543	(52,8)	4 002	4 240	5,9
Net financials	55	(170)	-	2 133	(587)	-
of which financial expenses, net	(40)	(272)	-	(1 114)	(1 189)	(6,7)
of which income from investment in other associated enterprises	19	73	-	(10)	30	-
of which fair value adjustments	76	29	(61,8)	3 257	572	(82,4)
Income before income taxes	1 205	373	(69,0)	6 135	3 653	(40,5)
Total income taxes	(543)	(208)	61,7	(1 686)	(1 644)	2,5
of which related to income excl. one-time items and fair value adjustments	(494)	(492)	0,4	(1 899)	(2 125)	(11,9)
of which related to one-time items	(27)	280	-	238	545	129,0
of which related to fair value adjustments	(22)	4	-	(25)	(64)	(156,0)
Income before minorities	662	165	(75,1)	4 449	2 009	(54,8)
Minority interests' share of net income	(43)	(55)	(27,9)	93	(209)	-
of which related to income excl. one-time items and fair value adjustments	(43)	(55)	(27,9)	57	(209)	-
of which related to one-time items	0	0	-	36	0	-
Net income	619	110	(82,2)	4 542	1 800	(60,4)
Net income excluding one-time items and fair value adjustments	565	542	(4,1)	2 169	2 466	13,7

1) Includes other operating income and work performed for own purposes and capitalized.

Statements of Income for the business lines

DKKm	TDC Solutions Group		TDC Mobile International Group		TDC Switzerland		TDC Directories Group

	2002	2003	2002	2003	2002	2003	2002	2003
Net revenues, external customers	18 206	17 463	14 826	13 882	8 912	9 450	1 405	1 293
Net revenues, other business lines	1 197	1 152	1 432	1 538	19	21	124	130
Other revenues[1]	1 643	1 469	395	299	102	106	12	11
Total revenues	21 046	20 084	16 653	15 719	9 033	9 577	1 541	1 434
Total operating expenses	(15 269)	(14 273)	(13 425)	(12 467)	(7 764)	(7 372)	(1 102)	(1 062)
EBITDA	5 777	5 811	3 228	3 252	1 269	2 205	439	372
Depreciation, amortization and write-downs	(3 109)	(3 408)	(1 542)	(1 524)	(2 493)	(2 573)	(108)	(140)
EBIT	2 668	2 403	1 686	1 728	(1 224)	(368)	331	232

Capital expenditures excl. share acquisitions	3 548	2 429	1 645	1 359	1 557	1 675	29	35

DKKm	TDC Cable TV Group		Other[2]		TDC Group

	2002	2003	2002	2003	2002	2003
Net revenues, external customers	1 335	1 524	6 471	6 651	51 155	50 263
Net revenues, other business lines	2	7	(2 774)	(2 848)	0	0
Other revenues[1]	15	21	155	186	2 322	2 092
Total revenues	1 352	1 552	3 852	3 989	53 477	52 355
Total operating expenses	(1 322)	(1 354)	(282)	(540)	(39 164)	(37 068)
EBITDA	30	198	3 570	3 449	14 313	15 287
Depreciation, amortization and write-downs	(214)	(271)	(1 712)	(1 412)	(9 178)	(9 328)
EBIT	(184)	(73)	1 858	2 037	5 135	5 959

Capital expenditures excl. share acquisitions	248	276	672	857	7 699	6 631

1) Includes other operating income and work performed for own purposes and capitalized.
2) Includes TDC A/S, Belgacom, TDC Services and eliminations.

TDC Group
Balance Sheets

TDC Group (DKKm)	2002	2003

Assets
Intangible assets, net	27 874	31 960
Property, plant and equipment, net	32 975	30 845
Investments and other assets, net	1 785	1 424
Total fixed assets	62 634	64 229

Total inventories	922	786
Total accounts receivable	21 447	20 487
- of which interest-bearing receivables	0	165
Marketable securities	2 915	2 077
Cash	2 679	7 101
Total current assets	27 963	30 451

Total assets	90 597	94 680

Liabilities and shareholders' equity
Shareholders' equity	35 306	33 673

Minority interests	550	531
Total provisions	7 545	7 703

Total long-term debt	28 794	34 325

Current maturities of long-term debt	935	2 936
Short-term bank loans	1 422	778
Trade accounts payable	7 492	6 727
Other incl. deferred income	8 553	8 007
Total short-term debt	18 402	18 448
Total debt	47 196	52 773

Total liabilities	55 291	61 007

Total liabilities and shareholders' equity	90 597	94 680

Net interest-bearing debt, end of period	25 557	28 697

Statements of Cash Flow

TDC Group (DKKm)	4Q 2002	4Q 2003	Change in %	2002	2003	Change in %
EBITDA	3 752	3 953	5,4	14 313	15 287	6,8
Interest paid	78	187	139,7	(725)	(877)	(21,0)
Tax paid	(208)	(245)	(17,8)	(1 088)	(1 031)	5,2
Change in working capital	995	21	(97,9)	1 630	(113)	-
Other	(621)	(1 799)	-	(1 589)	(1 825)	(14,9)
Cash flow from operating activities	3 996	2 117	(47,0)	12 541	11 441	(8,8)
Capex excl. share acquisitions	(2 312)	(2 458)	(6,3)	(7 699)	(6 631)	13,9
Share acquisitions	(515)	(10)	98,1	(1 186)	(8 071)	-
Change in trade accounts payable, capex	81	735	-	18	560	-
Divestment of assets	537	714	33,0	6 435	1 515	(76,5)
Dividends received from associated enterprises	0	0	-	372	0	-
Cash flow from investing activities	(2 209)	(1 019)	53,9	(2 060)	(12 627)	-
Change in interest-bearing debt	(3 393)	406	-	(6 025)	6 890	-
Currency translation adjustments	354	278	(21,5)	921	691	(25,0)
Dividend paid	0	0	-	(2 363)	(2 453)	(3,8)
Other	176	(153)	-	65	(354)	-
Cash flow from financing activities	(2 863)	531	-	(7 402)	4 774	-

Increase/(decrease) in cash and cash equivalents	(1 076)	1 629	-	3 079	3 588	16,5

Cash and cash equivalents, end of period	5 594	9 178	64,1	5 594	9 178	64,1

Shareholders' equity

TDC Group (DKKm)		2002	2003
Shareholders' equity at January 1		33 274	35 306
Net income		4 542	1 800
Dividends paid		(2 363)	(2 453)
Acquisition of treasury shares		(137)	(480)
Disposal of treasury shares		0	109
Tax adjustment regarding employee shares in 1994		50	0
Tax related to changes in shareholders' equity		105	(412)
Additional minimum pension liability in Belgacom		0	(150)
Currency translation adjustments		(165)	(47)
Shareholders' equity at December 31		35 306	33 673

Employees

Full-time equivalents1)
TDC and fully consolidated subsidiaries	2002	2003	Change
			in %
TDC Solutions	12 715	11 765	(7,5)
TDC Mobile International	2 668	2 636	(1,2)
TDC Switzerland	2 319	2 380	2,6
TDC Directories	1 254	1 091	(13,0)
TDC Cable TV	693	733	5,8
Others	2 614	2 520	(3,6)
TDC Group	22 263	21 125	(5,1)

1)The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees. Proportionally consolidated companies are not included.

Selected financial and operating data 1999 - 2003

		1999	2000	2001	2002	2003

Statements of Income	DKKm
Net revenues		38 206	44 552	51 564	51 155	50 263
Total revenues		40 437	46 757	54 082	53 477	52 355
Total operating expenses		(28 104)	(33 742)	(41 212)	(39 164)	(37 068)
Earnings before interest, taxes, depreciation and amortization (EBITDA)		12 333	13 015	12 870	14 313	15 287
Depreciation, amortization and write-downs		(5 640)	(6 240)	(8 531)	(9 178)	(9 328)
EBIT		6 693	6 775	4 339	5 135	5 959
One-time items		0	6 161	(2 548)	(1 133)	(1 719)
EBIT incl. one-time items		6 693	12 936	1 791	4 002	4 240
Net financials		(224)	(470)	(787)	2 133	(587)
Income before income taxes		6 469	12 466	1 004	6 135	3 653
Total income taxes		(2 667)	(3 212)	(1 425)	(1 686)	(1 644)
Income before minority interests		3 802	9 254	(421)	4 449	2 009
Minority interests		(62)	(15)	407	93	(209)
Net income		3 740	9 239	(14)	4 542	1 800

Net income excluding one-time items and fair value adjustments
EBIT		6 693	6 775	4 339	5 135	5 959
Net financials		(272)	(614)	(1 410)	(1 124)	(1 159)
Income before income taxes		6 421	6 161	2 929	4 011	4 800
Income taxes related to ordinary income		(2 660)	(2 563)	(1 843)	(1 899)	(2 125)
Net income before minority interests		3 761	3 598	1 086	2 112	2 675
Minority interests' share of net income		(62)	(15)	355	57	(209)
Net income		3 699	3 583	1 441	2 169	2 466

Balance Sheets	DKKbn
Total assets		62,8	75,8	93,7	90,6	94,7
Net interest-bearing debt		13,6	14,1	34,6	25,6	28,7
Total shareholders' equity		28,5	35,5	33,3	35,3	33,7
Shares issued (million)		216,5	216,5	216,5	216,5	216,5

Statements of Cash Flow	DKKm
Operating activities		8 504	8 947	7 000	12 541	11 441
Investing activities		(11 318)	(7 520)	(20 841)	(2 060)	(12 627)
Financing activities		2 997	3 277	10 511	(7 402)	4 774
Change in cash and cash equivalents		183	4 704	(3 330)	3 079	3 588

Capital expenditures	DKKbn
Excluding share acquisitions		7,5	9,8	11,2	7,7	6,6
Including share acquisitions		11,6	16,2	23,3	8,9	14,7

Key financial ratios
Reported EPS	DKK	17,3	42,7	(0,1)	21,0	8,3
Operating EPS1)	DKK	17,1	16,5	6,7	10,0	11,4
Dividend per share	DKK	10,0	10,5	11,0	11,5	12,0
EBITDA margin2)%		32,3	29,2	25,0	28,0	30,4
Capital expenditures/Net revenues3)%		19,6	22,0	21,7	15,1	13,2
Return on capital employed (ROCE)4)%		19,4	16,8	9,9	11,1	12,7

Subscriber base - pro rata (end of period)	('000)
Landline		4 410	4 559	4 740	4 458	4 504
- Domestic		3 203	3 182	3 139	3 076	2 981
- International		1 207	1 377	1 601	1 382	1 523
Mobile		3 233	4 879	6 301	6 746	8 257
- Domestic		1 294	1 639	1 896	1 975	2 471
- International		1 939	3 240	4 405	4 771	5 786
Internet		662	1 063	1 579	1 495	1 872
Cable TV		825	801	828	885	924
Total subscribers		9 130	11 302	13 448	13 584	15 557

Number of employees5)		18 158	19 946	22 485	22 263	21 125
DKK/USD exchange rate						5,96
DKK/EUR exchange rate						7,44

1) Operating EPS excludes one-time items and fair value adjustments.

2) Earnings before interest, taxes, depreciation and amortization divided by net revenues.

3) Capital expenditures excluding share acquisitions.

4) ROCE is defined as EBIT before one-time items plus interest and other financial income excluding fair value adjustments divided by total shareholders' equity plus interest-bearing debt.

5) The number denotes end-of-year full-time employee equivalents including permanent employees, trainees and temporary employees. Proportionally consolidated companies are not included.

Quarterly statements of income 2002-2003

	1Q02	2Q02	3Q02	4Q02	2002	1Q03	2Q03	3Q03	4Q03	2003
DKKm

TDC Solutions	4 820	4 919	4 818	4 846	19 403	4 620	4 600	4 729	4 666	18 615
TDC Mobile International	4 066	4 030	4 136	4 027	16 259	3 682	3 816	3 999	3 923	15 420
- Domestic	1 163	1 316	1 363	1 313	5 152	1 207	1 452	1 463	1 311	5 433
- European net operators	811	846	984	831	3 474	786	818	854	861	3 319
- Talkline	2 092	1 869	1 789	1 883	7 633	1 690	1 545	1 682	1 751	6 668
TDC Switzerland	2 165	2 179	2 247	2 341	8 932	2 302	2 266	2 428	2 474	9 471
TDC Directories	296	336	419	478	1 529	208	412	393	410	1 423
TDC Cable TV	321	325	338	354	1 338	368	375	384	404	1 531
Others [1]	962	934	885	913	3 694	998	901	882	1 023	3 803
Net revenues	12 630	12 723	12 843	12 959	51 155	12 178	12 370	12 815	12 900	50 263

TDC Solutions	1 382	1 386	1 551	1 458	5 777	1 390	1 381	1 471	1 569	5 811
TDC Mobile International	734	860	938	696	3 228	654	820	1 023	755	3 252
- Domestic	323	401	468	426	1 618	336	408	482	448	1 674
- European net operators	301	310	305	200	1 117	248	284	311	221	1 065
- Talkline	110	149	164	70	493	70	128	230	86	513
TDC Switzerland	121	234	367	547	1 269	496	562	570	577	2 205
TDC Directories	45	92	155	147	439	(16)	108	167	113	372
TDC Cable TV	2	5	11	12	30	22	47	58	71	198
Others [1]	923	916	839	892	3 570	896	850	835	868	3 449
EBITDA	3 207	3 493	3 861	3 752	14 313	3 442	3 768	4 124	3 953	15 287
Depreciation, amortization and write-downs	(2 146)	(2 189)	(2 214)	(2 629)	(9 178)	(2 150)	(2 213)	(2 300)	(2 665)	(9 328)
- of which goodwill amortization	(375)	(377)	(359)	(377)	(1 488)	(385)	(443)	(438)	(463)	(1 729)
EBIT	1 061	1 304	1 647	1 123	5 135	1 292	1 555	1 824	1 288	5 959
One-time items	(459)	114	(815)	27	(1 133)	(55)	(919)	-	(745)	(1 719)
EBIT incl. one-time items	602	1 418	832	1 150	4 002	1 237	636	1 824	543	4 240
Net financials	(321)	(61)	2 460	55	2 133	(183)	(48)	(186)	(170)	(587)
- Financial expenses, net	(383)	(354)	(337)	(40)	(1 114)	(279)	(312)	(326)	(272)	(1 189)
- Income from inv. in other assoc. entp.	(26)	(7)	4	19	(10)	4	8	(55)	73	30
- Fair value adjustments	88	300	2 793	76	3 257	92	256	195	29	572
Income before income taxes	281	1 357	3 292	1 205	6 135	1 054	588	1 638	373	3 653
Tax	(22)	(537)	(584)	(543)	(1 686)	(494)	(347)	(595)	(208)	(1 644)
- Income taxes related to ordinary income	(347)	(474)	(584)	(494)	(1 899)	(500)	(521)	(612)	(492)	(2 125)
- Income taxes related to one-time items	370	(105)	-	(27)	238	8	257	-	280	545
- Income taxes on fair value adjustments	(45)	42	-	(22)	(25)	(2)	(83)	17	4	(64)
Income before minority interests	259	820	2 708	662	4 449	560	241	1 043	165	2 009
Minorities	67	45	24	(43)	93	(56)	(49)	(49)	(55)	(209)
- Minorities interests' share of net income	67	45	(12)	(43)	57	(56)	(49)	(49)	(55)	(209)
- Minorities related to one-time items	-	-	36	-	36	-	-	-	-	-
Net income	326	865	2 732	619	4 542	504	192	994	110	1 800

Excluding one-time items and fair value adjustments
EBIT	1 061	1 304	1 647	1 123	5 135	1 292	1 555	1 824	1 288	5 959
Net financials	(409)	(361)	(333)	(21)	(1 124)	(275)	(304)	(381)	(199)	(1 159)
Income before income taxes	652	943	1 314	1 102	4 011	1 017	1 251	1 443	1 089	4 800
Income taxes related to ordinary income	(347)	(474)	(584)	(494)	(1 899)	(500)	(521)	(612)	(492)	(2 125)
Income before minority interests	305	469	730	608	2 112	517	730	831	597	2 675
Minorities interests' share of net income	67	45	(12)	(43)	57	(56)	(49)	(49)	(55)	(209)
Net income	372	514	718	565	2 169	461	681	782	542	2 466

[1]Includes TDC Services, Belgacom, TDC A/S and eliminations.

Capex, excl. share acquisitions

	2001	1Q02	2Q02	3Q02	4Q02	2002	1Q03	2Q03	3Q03	4Q03	2003
DKKm

TDC Solutions	3 959	779	953	893	923	3 548	575	548	536	770	2 429
TDC Mobile International	3 529	355	443	393	454	1 645	307	250	303	499	1 359
- Domestic operations	1 933	170	207	174	153	704	168	120	142	240	670
- Talkline	314	9	8	11	32	60	4	7	8	42	61
- European net operators	1 282	176	228	208	269	881	135	123	153	217	628
TDC Switzerland	1 709	290	236	340	691	1 557	249	353	295	778	1 675
TDC Directories	22	6	8	8	8	29	4	10	4	17	35
TDC Cable TV	252	64	55	45	84	248	70	64	54	88	276
Others [1]	1 718	185	229	106	152	672	292	129	130	306	857
Capex	11 189	1 678	1 924	1 785	2 312	7 699	1 497	1 354	1 322	2 458	6 631

[1]Includes TDC Services, Belgacom, TDC A/S and eliminations.

Statements of cash flow

	2001	1Q02	2Q02	3Q02	4Q02	2002	1Q03	2Q03	3Q03	4Q03	2003
DKKm

Cash flow from operating activities	7 000	2 291	2 154	4 100	3 996	12 541	2 477	2 431	4 416	2 117	11 441
Cash flow from investing activities	(20 841)	(1 311)	(1 321)	2 781	(2 209)	(2 060)	(9 435)	(1 427)	(746)	(1 019)	(12 627)
Cash flow from financing activities	10 511	1 441	(3 751)	(2 229)	(2 863)	(7 402)	6 076	(1 714)	(119)	531	4 774
Increase/(decrease) in cash and cash equivalents	(3 330)	2 421	(2 918)	4 652	(1 076)	3 079	(882)	(710)	3 551	1 629	3 588

Cash and cash equivalents, end of period	2 538	4 943	2 042	6 707	5 594	5 594	4 715	3 993	7 555	9 178	9 178

Customers

Customers ('000) (end of period)
	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03

Domestic, retail and wholesale:
Landline customers	3 139	3 134	3 112	3 092	3 076	3 049	3 029	3 007	2 981
Mobile customers	1 896	1 873	1 868	1 935	1 975	2 076	2 258	2 409	2 471
- of which Duet in TDC Solutions	254	255	266	270	272	268	275	276	284
Internet	678	731	768	801	834	907	926	969	1 014
- of which ADSL	111	153	187	219	253	302	332	366	405
- of which cable-modem customers	25	34	42	50	62	73	82	94	117
Cable-TV customers	828	864	866	870	885	890	902	907	924
Domestic customers, total	6 541	6 601	6 613	6 698	6 770	6 922	7 115	7 291	7 390

International:
Landline customers	1 601	1 619	1 360	1 361	1 382	1 534	1 521	1 510	1 523
- Switzerland	619	647	660	663	671	841	833	825	824
- Others	982	972	700	698	711	693	688	685	699
Mobile customers	4 405	4 429	4 527	4 680	4 771	5 163	5 248	5 418	5 786
- Switzerland	743	795	822	856	893	1 170	1 189	1 210	1 260
- Talkline	1 751	1 692	1 609	1 594	1 713	1 777	1 830	1 906	2 091
- Others	1 912	1 942	2 096	2 230	2 165	2 216	2 229	2 302	2 435
Internet customers	901	638	628	640	661	791	749	840	858
- Switzerland	393	420	411	418	432	557	530	527	526
- Others	508	218	217	222	229	234	219	313	332
International pro rata customers, total	6 907	6 686	6 515	6 680	6 814	7 488	7 518	7 768	8 167
Group customers, total	13 448	13 287	13 128	13 378	13 584	14 410	14 633	15 059	15 557

Traffic, domestic

Traffic volume (million minutes):
	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03

Landline voice traffic	6 099	5 917	5 604	5 312	5 665	5 558	5 159	4 965	5 153
- Retail	2 916	2 815	2 705	2 594	2 673	2 642	2 426	2 274	2 356
- Wholesale	3 183	3 102	2 900	2 719	2 992	2 916	2 733	2 691	2 797
Mobile, including wholesale	690	676	762	782	759	765	860	909	906

Performance measurement and use of EBITDA

TDC analyzes business line results and measures performance based on net revenues, EBITDA and EBIT, adjusted to exclude the impacts of one-time items. EBITDA, or earnings before interest, taxes, depreciation and amortization, is calculated as income from operations plus depreciation, amortization and write-downs. We recognize that EBITDA is a standard measure widely used by companies, analysts and investors in the communications industry, particularly in Europe. We therefore believe that EBITDA is a useful disclosure, in conjunction with other performance measures, that allows a more complete comparison of our operating performance relative to other companies in the industry. However, EBITDA is not a measure of performance under U.S. GAAP, and may not be comparable to other similarly titled measures for other companies. EBITDA should not be considered as an alternative to operating income as an indicator of operating performance, nor should it be seen as an alternative to cash flow from operating activities as a measure of liquidity.

We believe that the one-time items do not reflect the underlying fundamentals of the business, and should be analyzed separately.

Historical figures

Possible minor and non-material changes in historical figures are not specified in detail in the report.

TDCis a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange

Reuters TDC.CO

Bloomberg TDC DC

Nominal value DKK 5

ISIN DK0010 253335

Sedol 5698790

Shares: New York Stock Exchange

Reuters TLD.N

Bloomberg TLD US

One ADS represents one half of one common share

ISIN US8723 6N1028

Sedol 2883094